Home Treasure Finders, Inc.
3412 West 62nd Avenue
Denver, Colorado 80221

January 18, 2012

Ms. Brigitte Lippman, Special Counsel
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Home Treasure Finders, Inc. (the Company)
Form S-1 Registration Statement
File number 333-176154

Dear Ms. Lippman:

           At this time, on behalf of the Company, we hereby withdraw our request for acceleration of the effective date of the Registration Statement pursuant to Rule 461 to January 13, 2012 at 2:00 PM, Washington, D.C. local time, or as soon as practicable thereafter.

           We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act as they relate to the public offering of securities specified in the Registration Statement. Further, we understand that request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

If you have any additional questions, do not hesitate to contact me at 720-273-2398.

Sincerely,

Home Treasure Finders, Inc.

/s/ Corey Wiegand
Corey Wiegand, President